Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

March 25, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Re:	Clinical Data, Inc.

Schedule TO-T

Filed on March 8, 2011

File No. 005-39041

Dear Mr. Orlic:

On behalf of Forest Laboratories, Inc. (“Forest”) and its wholly-owned subsidiaries FL Holding CV (“Parent”) and Magnolia Acquisition Corp. (“Purchaser”, and together with Forest and Parent, the “Forest Parties”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 16, 2011 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Forest Parties on March 8, 2011, as amended (File No. 005-39041). Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO setting forth the changes described herein (the “TO Amendment”).

We are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Orlic of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions. In addition, we are delivering to Mr. Orlic one courtesy copy of the TO Amendment marked to show the changes made to the disclosure included in the Offer to Purchase originally filed with the SEC.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold. To further facilitate your review, in cases where edits were made within the text of the filing, we have indicated additional text with an underline and deleted text with a strikethrough. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

General

1.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

We do not believe that the contractual contingent value rights (the “CVRs”) as described in the Offer to Purchase are “securities” under the Securities Act of 1933 (the “Securities Act”), and treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance without registration of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

The CVRs give the current holders of Clinical Data common stock, Company Notes and In-the-Money Warrants the right to receive one or more future cash payments, based on the future net sales of Viibryd or other products containing vilazadone hydrochloride (the “Product”). For each Share tendered in the Offer or for each Share that would have been issuable upon exercise in full or conversion in full, as applicable, of Company Notes or In-the-Money Warrants tendered in the Offer, the CVRs will entitle the holders of tendered securities to $1.00 per Share if the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the fifth anniversary of the Merger equal or exceed a total of $800,000,000, an additional $2.00 per Share if aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the sixth anniversary of the Merger equal or exceed a total of $1,100,000,000, and an additional $3.00 per Share if aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the seventh anniversary of the Merger equal or exceed a total of $1,500,000,000. The five, six and seven year periods described above may be extended in the event that the commercial launch of the Product occurs more than six months after the completion of the Merger in certain circumstances.

The CVRs are an integral part of the consideration to be received by tendering securityholders in the Offer and will represent only the right to receive the contingent payments described above. Any amount ultimately paid to the holders of the CVRs will not depend upon the general operating results of Forest and its subsidiaries, as entities, but will only relate to the net sales, if any, of the Product. The CVRs will not represent any ownership interest in Forest, Parent or Purchaser and will not have any voting, liquidation or dividend rights. The CVRs will not be evidenced by any certificate or other instrument and will not be assignable or transferable except upon death, pursuant to a court order or by operation of law. The CVRs will be of limited duration. The CVRs will not bear any stated interest rate.

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs, were not registered under the

Securities Act. The Staff has noted the following factors when granting such no-action relief (each factor of which is equally applicable to the CVRs):

(i) the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

(ii) the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

(iii) the rights are non-transferable, except by operation of law or by will or intestacy;

(iv) the rights will not be evidenced by any form of certificate or instrument; and

(v) any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See e.g., Slater Development Corporation (April 7, 1988); Quanex Corporation (July 28, 1989); Genentech Clinical Partners (April 28, 1989); GID/TL, Inc. (March 21, 1989); First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Lorimar, Inc. (November 4, 1985); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

A particularly relevant precedent is Genentech Clinical Partners, supra, where in partial consideration of an acquisition, the purchaser proposed to make certain contingent payments calculated as a percentage of the net revenue from future sales in the United States of products containing a certain ingredient (the “Genentech Contingent Payment Rights”).

The Staff took a no-action position with respect to Genentech’s decision not to register the Genentech Contingent Payment Rights under the Securities Act. The SEC stated that, in arriving at its position, it “particularly noted that the rights are an integral part of the consideration to be received by selling securityholders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc. or the Partnership.” These same characteristics apply to the CVRs proposed to be established in favor of tendering Clinical Data securityholders.

The criteria established in the Genentech no-action letter and in the subsequent no-action letters noted above that followed Genentech are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of sales targets similar to those that determine payment under our CVRs.

In ViroPharma Inc.’s October 2008 acquisition of Lev Pharmaceuticals, ViroPharma agreed to pay each Lev stockholder an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two contingent payments in cash, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

In Ligand Pharmaceuticals Incorporated’s December 2008 acquisition of Pharmacopeia, Inc., the merger consideration included cash and stock of Ligand and a contingent value right entitling Pharmacopeia stockholders to an aggregate cash payment of $15 million if Ligand entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program on or prior to December 31, 2011.

In Endo Pharmaceuticals Holdings Inc.’s March 2009 acquisition of Indevus Pharmaceuticals, Inc., the merger consideration included an upfront cash payment and a non-transferable contingent right to receive up to an additional $3.00 per share for certain milestones relating to a given product, Nebido. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a “boxed warning” label. The full amount of this payment would be payable either upon FDA approval without the boxed warning label, or if the product was subject to a boxed warning label, upon achievement of a specified sales target for the product. The second contingent payment will become payable if an additional specified product is approved by the FDA within a given time period.

As previously described, the CVRs described in the Offer to Purchase have the same five essential characteristics the Staff has identified in the no-action letters cited above and we believe were present in the transactions described above:

(i) the CVRs will be an integral part of the consideration to be received by the holders of tendered securities in the Offer;

(ii) the CVRs will not be transferable except by operation of law or by will or intestacy and no form or certificate will be used to represent the CVRs;

(iii) the CVRs will not have voting or dividend rights in Forest, Parent or Purchaser and will not bear a stated rate of interest;

(iv) the CVRs will not represent an equity or ownership interest in Forest, Parent or Purchaser; and

(v) the amount ultimately paid to stockholders pursuant to the CVRs will not depend upon the general operating results of Forest, Parent or Purchaser, but will only relate to the net sales, if any, of the Product.

On the basis of the foregoing, we respectfully submit that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

2.	Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. We note in this regard that payment of the CVR Consideration is ultimately within the control of Forest pursuant to Section 7.12 of the CVR Agreement and that the Upfront Consideration is apparently at a discount to market value. In your analysis please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

Prompt Payment Provisions of Rule 14e-1(c)

We believe that the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration offered in the Offer consists of the right to receive the Upfront Payment plus the contractual right to receive the contingent payments (which rights we refer to as CVRs), if the applicable milestones are reached within the specified timeframes. The component of “consideration” represented by the CVRs will in fact be paid in compliance with the prompt payment rule, because the CVRs are not a deferred cash payment to Clinical Data stock, warrant and note holders, but rather the contractual right to receive cash payments if and only if certain milestones are reached, in accordance with the terms of the CVR Agreement. As fully described in the Offer to Purchase, Section 7.6 of the CVR Agreement to be entered into at or prior to the closing of the Offer by Forest, Parent and the financial institution to be designated as rights agent (the “Rights Agent”) will provide that the persons entitled to CVR payments are intended beneficiaries of those agreements, and the CVRs will be enforceable under Delaware law by each holder thereof as of the closing of the Offer. Under Delaware law, “a third party beneficiary may recover on a contract made for that third party’s benefit… [t]he creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose” Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C-10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). The CVR Agreement meets the standard described in the above cases.

On numerous occasions, the Staff has either granted no action relief or did not object to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s tender offer to acquire all outstanding shares of common stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. In response to a similar SEC comment, Boston Scientific responded that, “the component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule

14e–1(c).” Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the milestones related to FDA approval are achieved. The CVRs that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the CVRs are the right to receive cash if and only if certain milestones related to sales of the Product occur, with no further action required on the part of the holders. The CVRs will be obtained by tendering securityholders at the same time as the cash component of the consideration is paid to tendering securityholders. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering holder of securities, upon acceptance of his or her securities in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e–1(c).

We also believe that the payment of the CVRs in the Offer is consistent with the policy objectives of Rule 14e–1(c). Rule 14e–1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34–16384 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e–1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request…for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which…[t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. Securities tendered by Clinical Data securityholders will not be “tied up”, as Purchaser will promptly pay tendering Clinical Data securityholders consideration that includes the immediately enforceable CVRs.

We do not believe that the payment in the Offer of consideration that includes CVRs raises the concerns that Rule 14e–1(c) was designed to address. Furthermore, the CVRs are fully described in the Offer to Purchase, and as such do not constitute a fraudulent, deceptive or manipulative act or practice. For the reasons stated above, we respectfully submit that because the Clinical Data securityholders will be entitled to the contractual right to receive cash payments under the CVR Agreement upon acceptance by Purchaser of their shares in the Offer, the Offer satisfies the prompt payment rule set forth in Rule 14e–1(c).

Item 1004(a) of Regulation M-A

Item 1004(a) of Regulation M-A requires disclosure of the material terms of a transaction. Specifically, item (1)(ii) of Item 1004(a) requires that, in a tender offer, the bidder disclose the type and amount of consideration to be offered to securityholders. In the Offer to Purchase, the Forest Parties have disclosed in detail the consideration offered. The amount of the Upfront Consideration and the existence of the CVRs are disclosed on the Cover Page to the Offer to Purchase, and the CVRs are described in further detail in the body of the Offer to Purchase. See for example, the disclosure on page 39 in the paragraph titled “Contingent Value Rights Agreement”, which states:

“Prior to the earlier to occur of the consummation of the Offer or the Merger, Parent and Forest will enter into a Contingent Value Right Agreement (the “CVR Agreement”) with a bank or trustee designated by Parent (after consultation with and approval of Clinical Data) governing the terms of the CVR Consideration. The former holders of Shares, deferred stock units and options to acquire Shares, and the former holders of Clinical Data Warrants and Clinical Data Notes, will be entitled to receive the following cash payments for each Share acquired by Purchaser in the Offer or converted into the right to receive merger consideration in the Merger (or, in the case of deferred stock units and options to acquire Shares, and Clinical Data Warrants and Clinical Data Notes, for each Share that would have been issuable upon the exercise or conversion thereof), with each payment conditioned upon the achievement of the applicable milestone related to the commercialization of Viibryd™ and other products containing vilazodone hydrochloride (the “Product”) as follows:

Milestone #1. Parent will be obligated to pay $1.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the fifth anniversary of the Merger equal or exceed a total of $800,000,000.

Milestone #2. Parent will be obligated to pay $2.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the sixth anniversary of the Merger equal or exceed $1,100,000,000.

Milestone #3. Parent will be obligated to pay $3.00 in the event that aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the seventh anniversary of the Merger equal or exceed a total of $1,500,000,000.”

We have also determined that it would be appropriate to clarify the above disclosure by amending the second sentence to refer to In-the-Money Warrants instead of Clinical Data Warrants, and the disclosure relating to holders of options to refer only to those optionholders eligible to receive CVRs pursuant to the Merger Agreement, as follows:

“The former holders of Shares, deferred stock units and certain options to acquire Shares, and the former holders of ~~Clinical Data~~ In-the-Money Warrants and Notes, will be entitled to receive the following cash payments for each Share acquired by Purchaser in the Offer or converted into the right to receive merger consideration in the Merger (or, in the case of deferred stock units and certain options to acquire Shares, and ~~Clinical Data~~ In-the-Money Warrants and Clinical Data Notes, for each Share that would have been issuable upon the exercise or conversion thereof)…”

Section 7.12 of the CVR Agreement and discount to market value

The Staff has noted in its comment regarding Rule 14e-1(c) that “. . . payment of the CVR Consideration is ultimately within the control of Forest pursuant to Section 7.12 of the

CVR Agreement and that the Upfront Consideration is apparently at a discount to market value.” These points are addressed in our responses to comments 4 and 5 below.

3.	Please clarify your disclosure as to whether holders of CVR Consideration are beneficiaries of the agreements. Disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

We acknowledge this comment by the Staff, and we have accordingly revised the Offer to Purchase as follows:

The text under the heading “What is the CVR Consideration and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph as the penultimate paragraph under such heading:

“The CVR Agreement provides that persons entitled to the CVR Consideration are intended third-party beneficiaries of such agreement. Moreover, the CVR Agreement grants holders of at least 20% of the CVRs the right to request an audit of Parent’s records for purposes of determining whether the sales milestones above have been met. However, your ability to enforce your rights under the CVR Agreement is limited to the extent that you will only have the legal rights of a general unsecured creditor of Parent if Parent does not deliver the funds required to pay the CVR Consideration to the Rights Agent within 30 days following the attainment of a milestone or if you seek to enforce your rights to any portion of the CVR Consideration that has not been paid prior to approximately six months following the applicable payment date. Moreover, the CVR Agreement provides that Parent may amend, without the consent of the CVR holders, the CVR Agreement in certain circumstances, which include (i) providing for a successor rights agent, (ii) curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, making any other provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions shall not materially adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is materially adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in a manner that is materially adverse to your interests provided that Parent obtains the written consent of the holders of at least a majority of the CVRs.”

The text under the heading “Contingent Value Right Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase has been amended and supplemented to insert the following new paragraphs before the current last paragraph under such heading:

“Section 7.6 of the CVR Agreement provides that the persons entitled to the CVR Consideration are intended third-party beneficiaries of the CVR Agreement. Moreover, pursuant to Section 6 of the CVR Agreement, holders of at least 20% of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether the milestones triggering payment of the CVR Consideration have been met. If such independent accountant concludes that payment of the CVR Consideration should have been made, then Parent will be required to make payment of such CVR Consideration plus interest, as applicable.

However, the enforcement of the rights of holders of Securities entitled to the CVR Consideration is limited for certain purposes. For example, the CVR Agreement provides that, with respect to any portion of CVR Consideration that remains undistributed for a period of approximately six months following the date a given milestone becomes payable, holders of Securities entitled to such payments may look only to Parent or Forest for such payments, but will be accorded no greater rights against Parent or Forest than general unsecured creditors of Parent under applicable law. Additionally, pursuant to Section 5.1 of the CVR Agreement, Parent is entitled under certain circumstances to amend the terms of the CVR Agreement without the consent of the holders of Securities entitled to receive CVR Consideration, for purposes including (i) providing for a successor rights agent, (ii) curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, making any other provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions shall not materially adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is materially adverse to the interests of the CVR holders. Section 5.2 of the CVR Agreement further permits Parent, with the written consent of holders of not less than a majority of the outstanding CVRs, to enter into amendments to the CVR Agreement, even if such addition, elimination, or change is materially adverse to the interests of the CVR holders.”

4.	If the Upfront Consideration, which is the only consideration a security holder is assured of receiving, is in fact at a discount to the market price of the Clinical Data common stock on the last full day of trading before the public announcement of the terms of the offer, please prominently highlight this fact for security holders.

We respectfully acknowledge this comment by the Staff, and we have accordingly revised the Offer to Purchase as follows:

The first paragraph under the heading “What is the market value of my Shares as of a recent date?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following new sentence at the end of such paragraph:

“Accordingly, the Upfront Consideration with respect to the Shares represents a discount of approximately $3.90 with respect to the closing market price of such Shares on February 18, 2011, and a discount of approximately $0.30 with respect to the closing market price of such Shares on March 7, 2011.”

The third paragraph in Section 6 – “Price Range of Shares” of the Offer to Purchase has been amended and supplemented to include the following new sentence as the penultimate sentence in such paragraph:

“Accordingly, the Upfront Consideration with respect to the Shares represents a discount of approximately $3.90 with respect to the closing market price of such Shares on

February 18, 2011, and a discount of approximately $0.30 with respect to the closing market price of such Shares on March 7, 2011.”

5.	Please prominently disclose, if true, that payment of the CVR Consideration is ultimately within the control of Forest.

The CVR Agreement will be entered into by Forest, Parent and the Rights Agent at or prior to the closing of the Offer and will provide that the tendering securityholders that become entitled to receive the payments of CVR Consideration will be entitled to the benefit of and to enforce the CVR Agreement. The CVR Consideration will constitute the enforceable contractual obligation of each of Forest and Parent. If the milestones are met within the specified time periods, Parent will be contractually obligated to make, and Forest will be contractually obligated to guarantee the payment of, the payments under the CVR Agreement. If the specified milestones are met within the specified time periods, neither Forest nor Parent will have any discretion over the timing or amount of the payments to be made under the CVRs. Pursuant to the CVR Agreement, the CVR holders will be able to enforce Parent’s payment obligations if Parent does not deliver the funds required to pay the CVR Consideration to the Rights Agent within 30 days of following the attainment of a milestone or if any portion of the CVR Consideration has not been paid following the applicable payment date. Furthermore, pursuant to the audit rights in Section 6 of the CVR Agreement, holders of at least 20% of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether the milestones triggering payment of the CVR Consideration have been met.

Section 7.12 of the form of CVR Agreement provides that none of Forest, Parent or their affiliates will be obligated to undertake any specified level of efforts or expenditures in the development, marketing or commercialization of the Product. This provision was included in the form of CVR Agreement for the sole purpose of clarifying that Forest will not be subject to claims for breach of the CVR Agreement or for payments under the CVRs if the specified milestones are not met within the required periods. There could be many reasons that the milestones are not met, some of which could arguably be within Forest’s control, but others would be entirely outside it. The disclaimer of efforts in no way limits the enforceability of the CVR Agreement or the obligations of Forest or Parent if the specified milestones are in fact met within the required periods.

In response to the Staff’s comment, we will amend the disclosure to include the following statement in the Summary Term Sheet at the end of the first paragraph under the heading “What is the CVR Consideration and how does it work?” and in Section 11 — “The Merger Agreement; Other Agreements” at the end of the second paragraph under the heading “Contingent Value Right Agreement”:

“Under the terms of the CVR Agreement, neither Forest nor its affiliates will be under any obligation to make any specified level of efforts or expenditures in the development, marketing or commercialization of the Product. Whether the milestones required for payment of the CVR Consideration are met will depend on many factors, some within control of Forest and its subsidiaries and others outside the control of Forest and its subsidiaries.”

6.	Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation

M-A

Item 10 of Schedule TO requires the disclosure of the financial information regarding the bidder, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Given the facts and circumstances of Purchaser’s Offer for Clinical Data’s securities, and in particular the terms of the Offer, we do not believe that the financial statements of Forest, Parent or Purchaser are material to the decision of a Clinical Data security holder to tender securities in the Offer, and accordingly such financial statements are not required to be reported in the Schedule TO.

Instruction 1 to Item 10 specifies that “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether the financial statements of the bidder are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.” We respectfully submit that neither Forest’s financial condition nor the financial conditions of Parent or Purchaser, is material to a security holder’s decision whether to sell, tender or hold the securities sought because Forest, Parent and Purchaser have sufficient financial resources to pay for the securities sought in the tender offer, including both the payment of the Upfront Consideration and the payment of the CVR Consideration, such that their ability to finance the transaction is not uncertain.

We believe that the specific details of Forest’s financial statements, as well as the financial conditions of Parent and Purchaser, are not material to a security holder’s decision to sell its securities pursuant to the Offer for the following reasons:

•	none of the CVR milestones is based on Forest’s, Parent’s or Purchaser’s financial results or position;

•

as noted on page 17 of the Offer to Purchase, Purchaser estimates that the total amount of funds required to purchase all outstanding securities of Clinical Data pursuant to the Offer and to complete the Merger equals approximately $1.3 billion, and $275 million would be required to pay the maximum aggregate CVRs that the holders of Clinical Data securities will be entitled to in the event that all of the milestones are achieved;

•

Forest and its subsidiaries on a consolidated basis have liquid current assets, net of liabilities, well in excess of the amount required to pay the Upfront Consideration offered to tendering securityholders in the Offer and related fees and expenses, as well as the maximum aggregate payment of CVR Consideration, as reflected on Forest’s most recent balance sheet filed with the SEC on Form 10-Q and publicly available; and

•	the Offer is not conditioned on any financing arrangements.

Pursuant to Section 10.17 of the Merger Agreement and with respect to the CVRs, under Section 7.3 of the CVR Agreement, Forest has agreed to guarantee all of the obligations of Parent. Accordingly, Forest, Parent and Purchaser have adequate financial resources today to pay the entire sum of the Upfront Consideration, related fees and expenses and the CVRs if such payments were due today.

Because Forest’s historical financial statements are available publicly and allow Clinical Data securityholders to assess Forest’s available resources, the only financial statements that would be called for by Item 10 to which Clinical Data securityholders would not have access would be the pro forma financial statements required by Item 1010(b) of Regulation M-A. We do not believe that these pro forma statements would provide meaningful additional information to Clinical Data securityholders in light of Forest’s significant available resources. Moreover, none of these financial statements are relevant in any way to Forest’s, Parent’s or Purchaser’s ability to achieve any of the CVR milestones because none of the milestones are based on the financial results of Forest, Parent or Purchaser and Forest and its subsidiaries have sufficient financial resources to commercialize Viibryd.

In light of the foregoing, we believe that their financial condition is not material to a security holder’s decision to participate in the Offer.

7.	We note disclosure on page x to the effect that the merger could occur with the approval of the holders of a majority of the outstanding shares of Clinical Data prior to the acceptance of any shares in the offer. We also note that you have already filed a preliminary proxy statement on Schedule 14A with respect to the special meeting. Please provide your analysis as to how the foregoing is consistent with Rule 14e-5.

Under the terms of the Merger Agreement, Forest and Clinical Data provided for the completion of the acquisition of Clinical Data using a dual-track structure under which the transaction could be completed through a tender offer and short form merger if the minimum tender condition tied to the Delaware short form merger threshold were met, or through a long-form merger following receipt of Clinical Data stockholder approval at a special meeting called for the purpose of obtaining such approval (the “Special Meeting”). This structure was used for the purpose of ensuring that the merger of Clinical Data and Purchaser would occur simultaneously with or within several business days following the initial acquisition of any Clinical Data securities by Purchaser, while at the same time offering Clinical Data’s securityholders the potential opportunity to receive their consideration in the transaction on the accelerated timetable that is possible through use of a tender offer structure.

In the dual-track structure, Forest has agreed that if the Offer conditions are not satisfied at any expiration date of the Offer, it will cause the Purchaser to extend the Offer for a period in order to permit the satisfaction of the Offer conditions, however Forest will not be required to extend the Offer to any date beyond the date on which the Special Meeting is scheduled. Furthermore, under Section 2.1(e) of the Merger Agreement, Forest has reserved the right to terminate the Offer on the date of the Special Meeting. Forest and Clinical Data agreed to these provisions because the potential timing advantage of the tender offer would no longer be relevant at any time after the Special Meeting. Additional disclosure has been added to the Summary

Term Sheet under the heading “Does the acquisition of Clinical Data by Forest require that Forest acquire 90% of the outstanding Shares of Clinical Data to acquire Clinical Data?” to clarify this termination right.

Rule 14e-5 prohibits purchases of any subject securities except as part of the tender offer during the time period between the announcement of the tender offer and the expiration of the tender offer. The Purchaser will not extend the Offer to any date beyond the date on which the Special Meeting is scheduled to occur. If the Offer conditions have not been satisfied on or prior to the date of the Special Meeting, the Purchaser will allow the Offer to expire and thereby terminate the Offer as of such date, in which case the acquisition of securities pursuant to the Merger would not occur during the pendency of the tender offer. Moreover, we respectfully further note that the dual track structure does not implicate the policy objectives behind the restrictions on acquisitions of securities outside a tender offer during that offer’s pendency. The consideration to be received by securityholders if the acquisition of Clinical Data is completed through the Delaware long form merger would be identical to the consideration to be received if the acquisition is completed through the tender offer and Delaware short form merger. The dual track structure does not present any concerns regarding potential coercion or disparate treatment of securityholders.

As noted above, in response to this comment, the following disclosure has been added to the Summary Term Sheet under the heading “Does the acquisition of Clinical Data by Forest require that Forest acquire 90% of the outstanding Shares of Clinical Data to acquire Clinical Data?” such that the penultimate sentence of the paragraph now reads:

“~~The special meeting may be scheduled to occur prior to the then scheduled expiration of the Offer.~~If the initial offer period, which is scheduled to expire at 12:00 midnight, New York City time, on Monday, April 4, 2011 is extended the Purchaser will not extend the Offer beyond any date on which the special meeting is scheduled to occur. If the special meeting occurs and the required vote to approve the Merger is obtained, then Forest would not extend the expiration of the Offer to any subsequent date.”

Minimum Tender Condition, page iv

8.	Please quantify the number of shares constituting the minimum tender condition, and disclose the aggregate number and percentage of shares subject to the Support Agreement.

The Minimum Tender Condition requires that, at the time of the expiration of the Offer, there shall have been tendered and not validly withdrawn Securities that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (with Company Notes and In-the-Money Warrants calculated on an as-converted to Clinical Data common stock basis) plus the number of all Shares issued or issuable pursuant to the Top-Up Option (as described below), represent at least one more than 90% of the outstanding shares on a fully-diluted basis.

As of March 3, 2011, there were 31,090,561 shares of Clinical Data common stock outstanding, 6,110,599 shares of Clinical Data common stock issuable upon conversion in full of the Company Notes, 4,129,912 shares of Clinical Data common stock issuable upon exercise in full of warrants to purchase Clinical Data common stock, 4,569,655 shares of Clinical Data common stock issuable upon exercise of outstanding options and 2,068 shares of Clinical Data common stock subject to deferred stock units issued pursuant to Clinical Data benefit plans. This results in a total of 45,902,795 shares of Clinical Data common stock outstanding on a fully-diluted basis as of March 3, 2011.

The certificate of incorporation of Clinical Data as currently in effect authorizes the issuance of up to 100,000,000 shares of common stock. Therefore the maximum number of additional shares of Clinical Data common stock that would be permitted to be issued pursuant to the Top-Up Option would be 54,097,205 (i.e., 100,000,000 minus 45,902,795). Under circumstances where the maximum number of Clinical Data common shares are issued pursuant to the Top-Up Option, the minimum tender condition would be satisfied only if the shares of Clinical Data common stock, Company Notes and In-The-Money Warrants tendered in the Offer represented, in the aggregate, 35,902,796 shares of Clinical Data common stock on a fully-diluted basis, or approximately 78.2% of the 45,902,795 shares of Clinical Data common stock outstanding on a fully-diluted basis as of March 3, 2011 and described above.

As of February 22, 2011, the stockholders party to the Support Agreement beneficially owned 11,271,500 outstanding shares of Clinical Data common stock, representing approximately 36.32% of all shares of Clinical Data common stock outstanding as of February 17, 2011, and beneficially owned In-the-Money Warrants exercisable for 3,824,011 shares of Clinical Data common stock and Company Notes convertible into 6,110,599 shares of Clinical Data common stock. As of February 22, 2011, stockholders party to the Support Agreement beneficially owned 24,038,056 shares of Clinical Data common stock calculated on a fully diluted basis (including for this purpose all options to purchase shares of Clinical Data common stock, whether vested or unvested), representing approximately 52.37% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase Shares, though if exercised, such Shares would become subject to the Support Agreement and would be required to be tendered in the Offer and, to the extent necessary, voted in favor of the Merger. The securities required to be tendered pursuant to the Support Agreement represent 21,206,110 shares of Clinical Data common stock, approximately 46.20% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis described above.

In response to this comment, the following sentence has been added to the Summary Term Sheet under the heading “Minimum Tender Condition” such that the last sentence of the paragraph now reads:

“Under circumstances where the maximum number of Clinical Data common shares are issued pursuant to the Top-Up Option, the minimum tender condition would be satisfied only if the shares of Clinical Data common stock, Company Notes and In-The-Money Warrants tendered in the Offer represented, in the aggregate, 35,902,796 shares of Clinical Data common stock on a fully-diluted basis, or approximately 78.2% of the 45,902,795 shares of Clinical Data common stock outstanding on a fully-diluted basis as of March 3, 2011.”

For further disclosure, we call your attention to the disclosure in the fifth paragraph of Section 11 — “The Merger Agreement; Other Agreements” under the heading “Securityholder Tender and Support Agreement” which states:

“As of February 22, 2011, the Supporting Stockholders beneficially owned a total of 11,271,500 outstanding Shares, representing approximately 36.32% of all Shares outstanding as of February 17, 2011, and beneficially owned Clinical Data Warrants exercisable for 3,824,011 Shares and Clinical Data Notes convertible into 6,110,599 Shares. As of February 22, 2011, the Supporting Stockholders beneficially owned a total of 24,038,056 Shares calculated on a fully diluted basis (including for this purpose all options to purchase Shares, whether vested or unvested), representing approximately 52.37% of all Shares as of February 17, 2011 calculated on the same fully diluted basis. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase Shares, though if exercised, such Shares would become subject to the Support Agreement and would be required to be tendered in the Offer and, to the extent necessary, voted in favor of the Merger. The securities required to be tendered pursuant to the Support Agreement represent 21,206,110 shares of Clinical Data common stock, approximately 46.20% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis described above.”

Terms of the Offer, page 5

9.	We note your disclosure that you will pay for securities tendered as promptly as possible after accepting them. We also note the disclosure on page 8 that you will return securities not accepted for payment as promptly as practicable following the expiration or termination of the offer. Rule 14e-l(c) requires that you pay for or return the securities “promptly” upon expiration Or termination of the offer, as applicable. Please revise your disclosure.

In response to the Staff’s comment, we have revised the disclosure as indicated below to eliminate the words “as possible” from the second sentence of the second paragraph under the heading “Terms of the Offer”:

“The Purchaser will pay for such Securities tendered pursuant to the Offer ~~as~~ promptly ~~as possible~~ after accepting them.”

On page 8, we have revised the language in the last sentence beneath the heading “Acceptance for Payment and Payment for Securities” to read as follows:

“If any tendered Securities are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates, In-the-Money Warrants, or Company Notes are submitted evidencing more Shares, In-the-Money Warrants, or Company Notes than are tendered, Share Certificates, In-the-Money Warrants, or Company Notes evidencing unpurchased Shares, In-the-Money Warrants, or Company Notes will be returned, without expense to the tendering holders of the Shares, In-the-Money Warrants, or Company Notes (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and

Tendering Securities,” such Securities will be credited to an account maintained at DTC), promptly ~~as practicable~~ following the expiration or termination of the Offer.”

Determination of Validity, page 10

10.	You state that your determinations as to the validity of all tenders and withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

In response to this comment by the Staff, we have revised the disclosure in the paragraph titled “Determination of Validity” as follows:

“All questions as to purchase price (subject to the terms of the Merger Agreement), the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Securities will be determined by the Purchaser in its sole discretion, which determinations shall be final and binding on all parties, subject to the rights of the tendering holders of Securities to challenge our determination in a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any or all tenders of Securities it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Clinical Data) and any defect or irregularity in the tender of any particular Securities, and the Purchaser’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, subject to the rights of the tendering holders of Securities to challenge our determination in a court of competent jurisdiction. No tender of Securities will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Purchaser shall determine. None of Parent, the Purchaser, the Depositary, Morgan Stanley & Co. Incorporated (the “Dealer Manager”) or the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.”

The Merger Agreement; Other Agreements, page 21

11.	We note your statements that the merger agreement is not intended to modify or supplement any factual disclosures about Clinical Data or Forest in Clinical Data’s or Forest’s public reports filed with the SEC, and that the merger agreement and summary of the merger agreement should not be relied upon as disclosures regarding any facts or circumstances relating to Clinical Data or Forest or to establish facts. Please revise to remove the implication that the merger agreement and summary do not constitute public disclosure.

In response to your comment, we have revised the first two paragraphs of Section 11 — “The Merger Agreement, Other Agreements” as follows:

“The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent, the Purchaser, and Forest.” For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. ~~The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser, Forest or Clinical Data. Such information can be found elsewhere in this Offer to Purchase.~~

The Merger Agreement governs the contractual rights among Parent, Purchaser, Forest and Clinical Data in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to the Tender Offer Statement on Schedule TO to provide Clinical Data’s stockholders with information regarding the terms of the Merger Agreement. ~~and is not intended to modify or supplement any factual disclosures about Clinical Data or Forest in Clinical Data’s or Forest’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Clinical Data or Forest. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts.~~ The terms and information in the Merger Agreement should not be relied on as disclosures about Clinical Data or the Forest Parties without consideration to the entirety of public disclosure by Clinical Data and the Forest Parties as set forth in their respective public reports with the SEC. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer or the Merger, or Parent or Clinical Data may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties if those representations and warranties should prove to be inaccurate, rather than for establishing matters as ~~statements of~~fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.”

Contingent Value Right Agreement, page 39

12.	We note your disclosure that the CVR Consideration will not be transferable, except in the limited circumstances specified in the CVR Agreement. Please address these circumstances with specificity for your security holders.

In response to your comment, the below description of the circumstances under which the CVRs may be transferred has been added to the end of the third paragraph under the heading “Contingent Value Rights Agreement” in the Offer to Purchase:

“Pursuant to the CVR Agreement, the CVRs may be transferred only in the following limited circumstances: (a) on death, by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) pursuant to a court order; (d) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner, to the extent allowable by DTC; or (f) at the option of the Holder at any time by abandoning all of its remaining rights in a CVR by transferring the CVR to Parent without consideration therefor.”

Conditions of the Offer, page 42

13.	Please explain condition (c), which appears to be missing an operative conjunction. We note in general that these conditions do not conform structurally to the conditions appearing on Annex A to the merger agreement.

We respectfully acknowledge this comment by the Staff, and we have revised the disclosure in subsection (c) of the first paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“unless Clinical Data shall have furnished Parent with a certificate dated as of the date of determination signed on Clinical Data’s behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in clauses (b)(A), (b)(B), and (b)(C) above are satisfied.”

We have also determined it is appropriate to clarify the disclosure in paragraph (a) of Section 15 — “Conditions of the Offer” to specifically reference the HSR waiting period having expired or been terminated, such that it reads as follows:

“unless the Minimum Condition shall have been satisfied, the HSR waiting period shall have expired or been terminated, and the Regulatory Condition shall have been satisfied; and”

Additionally, we acknowledge the comment by the Staff that the conditions to the Offer as disclosed in Section 15 – “Conditions of the Offer” of the Offer to Purchase do not follow a structure that is identical to that of the conditions to the offer as stated in Annex A to the Merger Agreement. However, we respectfully submit that the description of conditions to the Offer as stated in the Offer to Purchase is identical in substance to the conditions to the Offer agreed by Forest and Clinical Data in the Merger Agreement. In restructuring the statement of the conditions to the Offer as the Forest Parties did in the Offer to Purchase, our purpose was to summarize such conditions in a manner that would make the disclosure more succinct and easier to read. Therefore, we do not believe that the conditions to the Offer, as they are disclosed in Section 15 – “Conditions of the Offer” of the Offer to Purchase misstate or misrepresent any of the conditions to the Offer, as such conditions are defined in Annex A to the Merger Agreement.

14.	In the first sentence of the last paragraph of this section, you reserve the right to assert the conditions of the offer at any time. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise.

We respectfully acknowledge this comment of the Staff, and we have revised the disclosure in the first sentence of the last paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by either Parent or the Purchaser at any time from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to any such conditions (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions may be waived by Parent or the Purchaser in whole or in part at any time and from time to time until the Offer shall have expired or been terminated, subject to the terms of the Merger Agreement and applicable law.”

15.	You state that you may assert conditions regardless of the circumstances giving rise to any such conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

We respectfully acknowledge this comment of the Staff, and we have revised the disclosure in the first sentence of the last paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by either Parent or the Purchaser at any time from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to any such conditions (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions may be waived by Parent or the Purchaser in whole or in part at any time and from time to time until the Offer shall have expired or been terminated, subject to the terms of the Merger Agreement and applicable law.”

16.	We note the disclosure that the Purchaser may exclude any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date. Please explain the meaning of this provision, provide enhanced disclosure regarding this feature, and provide your analysis as to how this is consistent with Rule 14d-10(a)(1).

Purchaser has provided that it may exclude any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date because the 2005 Warrants expire by their terms on May 17, 2011 and while the initial expiration date of the Offer is April 4, 2011, the outside expiration date of the Offer is May 23, 2011. Accordingly, under certain circumstances the Offer may expire concurrently with, or even potentially after, the expiration of the 2005 Warrants. When negotiating the Merger Agreement, Forest and Clinical Data recognized the possibility of the tender offer expiration occurring on or after May 14, 2011 with the result that Purchaser would face the risk of being required to accept and pay for the 2005 Warrants that would expire before Purchaser would have the opportunity to exercise them. As a practical matter this provision affects only the 2005 Warrants as all other classes of warrants have expiration dates significantly later than the May 23, 2011 outside date. All 2005 Warrants have the same May 17, 2011 expiration date.

Rule 14d-10(a)(1) provides that no bidder shall make a tender offer unless the tender offer is open to all security holders of the class of securities subject to the tender offer. The Offer is being made for multiple classes of outstanding Clinical Data securities. We respectfully submit that for purposes of Rule 14d-10(a)(1) each class of Clinical Data securities should be considered individually. Accordingly, should this provision become relevant, it will affect all holders of 2005 Warrants equally. We have clarified in the disclosure that Forest will not assert this right with respect to any 2005 Warrant tendered in the Offer unless it is asserted with respect to all 2005 Warrants tendered in the Offer, as follows:

In the Summary Term Sheet, the disclosure under the heading has been revised as follows:

“Purchaser has discretion over whether to accept for payment or (subject to the rules and regulations of the SEC) pay for, any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date of the Offer (as the Offer may be extended), provided that Purchaser may not refuse to accept any In-the-Money Warrant for this reason without refusing to accept all In-the-Money Warrants in the applicable class.”

In Section 15 — “Conditions of the Offer”, the penultimate sentence in the last paragraph has been amended as follows:

“Moreover, the Purchaser has discretion over whether to accept for payment or (subject to the rules and regulations of the SEC) pay for, any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date of the Offer (as the Offer may be extended), provided that Purchaser may not refuse to accept any In-the-Money Warrant for this reason without refusing to accept all In-the-Money Warrants in the applicable class.”

Miscellaneous, page 47

17.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-l0(a)(1). If you are attempting to rely on Rule 14d-l0(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 for guidance.

We confirm that the Forest Parties intend to limit the tender offer solely in reliance on Rule 14d-10(b)(2). Accordingly, we have amended the first paragraph of Section 18 – “Miscellaneous” of the Offer to Purchase as follows:

“We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Company Notes or In-the-Money Warrants pursuant thereto, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with any such statute, the Offer will not be~~ing~~ made to (nor will tenders be accepted from or on behalf of) holders of Securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

Schedule I

18.	Provide the five-year employment history of all persons listed on this schedule, or advise. Refer to Item 1003 (c)(2) of Regulation M-A.

We respectfully acknowledge this comment of the Staff, and we have accordingly amended the Offer to Purchase as follows:

(1) The first sentence under the heading “1. DIRECTORS AND EXECUTIVE OFFICERS OF FOREST” in Schedule I to the Offer to Purchase has been amended to read as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Forest are as set forth below.”

(2) The table under the heading “1. DIRECTORS AND EXECUTIVE OFFICERS OF FOREST” in Schedule I to the Offer to Purchase has been amended to read as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Nesli Basgoz, M.D.	Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital, since 2006; ~~and~~ Associate Professor of Medicine at Harvard Medical School, since 2006; previously Clinical Director division of Infectious Diseases, Massachusetts General Hospital

William J. Candee, III	Principal with TXX Services, LLC (transportation company) since 2006; previously an attorney in private practice

George S. Cohan	President of George Cohan Company, Inc. (consultancy) since 1989

Dan L. Goldwasser	Shareholder at Vedder Price, P.C. (law firm) since 1992

Kenneth E. Goodman	Independent Investor, 2006-2011; Former President and Chief

Operating Officer, Forest Laboratories, Inc., from 1998 to 2006

Lester B. Salans, M.D.	Clinical Professor and member of the Clinical Attending Staff - Internal Medicine at the Mount Sinai Medical School; for more than five years prior to the date of this filing; previously Vice President of Academic and Scientific Affairs and Vice President of Preclinical Research at Sandoz Pharmaceutical Corporation

Peter J. Zimetbaum, M.D.	Director of Clinical Cardiology at Beth Israel Deaconess Medical Center in Boston since 2005; ~~and~~ Associate Professor of Medicine at Harvard Medical School since 2006

Lawrence S. Olanoff	Senior Scientific Advisor, since 2011; President and Chief Operating Officer, Forest Laboratories, Inc., 2006-2011

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Elaine Hochberg	Executive Vice President – Marketing and Chief Commercial Officer, at Forest since 1997

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

Marco Taglietti, M.D.	Senior Vice President – Research and Development and President, Forest Research Institute, at Forest since 2007; Senior Vice President and Head of Global Research and Development at Stiefel Laboratories from 2004-2007

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Kevin Walsh	Senior Vice President and Director of Operations, at Forest since 2003

Jerome Lynch	Senior Vice President – Sales, at Forest since 1992

Ray Stafford	Executive Vice President – Global Marketing, at Forest since 1997.

Joseph Zimmerman	Vice President – Chief Compliance Officer, at Forest since 1995.

Herschel Weinstein	Vice President – General Counsel, at Forest since 2006

(3) The first sentence under the heading “2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT” in Schedule I to the Offer to Purchase has been amended to read as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each executive officer of FL Holding are as set forth below.”

(4) The table under the heading “2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT” in Schedule I to the Offer to Purchase has been amended to read as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Ralph Kleinman	Vice President, Corporate Tax and Treasury and Manager, FL Holding

CV, at Forest since 2008; Vice President, Tax at Sanofi-Aventis Inc. from 2004-2008 (at Sanofi from 1991-2004)

(5) The first sentence under the heading “3. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER” in Schedule I to the Offer to Purchase has been amended to read as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Magnolia are as set forth below.”

(6) The table under the heading “3. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER” in Schedule I to the Offer to Purchase has been amended to read as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Rita Weinberger	Vice President and Controller, at Forest since 1983.

19.	Please provide the disclosure described in Item 1008 of Regulation M-A.

In response to your comment, Schedule I has been revised to include the following disclosure:

“None of Forest, Parent, Purchaser or the above-listed individuals beneficially own Clinical Data securities, except that by virtue of the Support Agreement described in Section 11 — “The Merger Agreement; Other Agreements”, each of Forest, Parent and Purchaser may be deemed to have beneficial ownership of the Clinical Data common stock owned by the securityholders party to the Support Agreement, or that would be acquired by the securityholders party to the Support Agreement through conversion of their Clinical Data notes and warrants. As of February 22, 2011, the stockholders party to the Support Agreement beneficially owned 11,271,500 outstanding shares of Clinical Data common stock, representing approximately

36.32% of all shares of Clinical Data common stock outstanding as of February 17, 2011, and beneficially owned Clinical Data warrants exercisable for 3,824,011 shares of Clinical Data common stock and Clinical Data notes convertible into 6,110,599 shares of Clinical Data common stock. As of February 22, 2011, stockholders party to the Support Agreement beneficially owned 24,038,056 shares of Clinical Data common stock calculated on a fully diluted basis (including for this purpose all options to purchase shares of Clinical Data common stock, whether vested or unvested), representing approximately 52.37% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase Shares, though if exercised, such Shares would become subject to the Support Agreement and would be required to be tendered in the Offer and, to the extent necessary, voted in favor of the Merger. The securities required to be tendered pursuant to the Support Agreement represent 21,206,110 shares of Clinical Data common stock, approximately 46.20% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis described above.

No contents of this Offer to Purchase shall be deemed to constitute an admission by any of the Forest Parties that it is the beneficial owner of any Clinical Data common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.”

Exhibit (a)(5)

20.	We note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit (a)(5). Be aware that the safe harbor is not available for statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 2 of Section J.M of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001), available on our website. Please refrain from making similar references in future filings relating to this transaction.

We confirm our understanding that the safe harbor of the Private Securities Litigation Reform Act of 1995 is not available for statements made in connection with a tender offer and we will refrain from making similar references in future filings relating to this transaction.

Additionally, at the Staff’s request, the Forest Parties have asked us to confirm on their behalf that they acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 212-841-1201.

Very truly yours,

/s/ Andrew W. Ment
Andrew W. Ment

cc: Herschel Weinstein, Forest Laboratories, Inc.